Charnwood Building

Holywell Park

Loughborough

Leicestershire

LE11 3AQ

United Kingdom

Tel: 01509 222 910

Fax: 01509 222 911

July 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Amanda Ravitz, Assistant Director

 Re:

Nemaura Medical Inc.

Fourth Amendment to Registration Statement on Form S-1

File No. 333-194857

Filed July 29, 2014

Below are Nemaura Medical Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated July 25, 2014.  On July 29, 2014, we transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form S-1.

General

1.

Please number the pages in your next amendment to your registration statement.

The pages are numbered as requested.

Prospectus Cover Page

2.

We note your response to prior comment 1. Please ensure that the disclosure on the prospectus cover that your selling shareholders must sell their shares at a fixed price is consistent throughout your filing. In this regard, we note your disclosure in the Plan of Distribution section that they may sell their shares at negotiated prices.

We revised the disclosure on the prospectus cover and in the Plan of Distribution section as follows:

“These dispositions must be at fixed price of $.10 per share for the duration of the offering, until such time that a trading market in our common stock has been established.”

The Company

3.

We note your response to prior comment 2. Please revise the list of timelines and costs for your milestones so that the information is presented in chronological order. Also, please reconcile the disclosure in this section that you plan to commence clinical trials in in October 2014 with the disclosure in the Liquidity and Capital Resources section that you plan to commence clinical trials in January 2015.

We revised our document so the disclosure is in the correct chronological order in the table.

Milestone	Target Start Date	Target * Completion Date	Estimated Cost (USD)
Submission for ethics approval for clinical testing - complete technical dossier (including electrical safety test, industrial design, electronic design and software) - submission for ethics approval in the UK. - submission for ethics approval in the United Arab Emirates.	preparation ongoing	July 31 2014	$336,000
File algorithm patent (PCT/GB2013/051322) in all major global territories	September 1, 2014	September 30, 2014	$67,200
Submission for first CE approval (with literature based clinical evaluation)	preparation ongoing	October 31, 2014	$84,000
Completion of clinical studies in Type I and Type II diabetic subjects to define final device claims and for submission for CE mark approval with final device claims.	October 31, 2014	March 31, 2015	$5,040,000
Scale up commercial sensor/patch manufacturing	October 31, 2014	March 31, 2015	$2,520,000
Scale up device (watch) manufacturing	October 31, 2014	March 31, 2015	$840,000
Develop sales/marketing team for Europe (excluding the United Kingdom)	January 1, 2015	May 30, 2015	to be determined
Expand indications for the CGM (up to proof of concept in a laboratory setting) - lactate monitoring - drug monitoring	April 1, 2015	September 30, 2015	to be determined
Acquisition and licensing of complementary technologies to be identified in the future	ongoing	ongoing	to be determined

*  The Target Completion Date has been arbitrarily determined by management based on prior experience in the industry. The    above table has been placed in chronological order according to the Target Completion Date. The projected costs of the milestones are those costs required to successfully commercialize the CGM device.  Our ability to complete these stages according to the timelines outlined above is contingent upon our ability to raise additional funds.  We will evaluate and revise our timelines based on our financial situation and market conditions, and if sufficient funds are not available to meet these milestones, we will modify our planned operations and extend the timelines accordingly.

We also amended the disclosure in the Liquidity and Capital Resources section as follows:

“Our cash position was $1,873,141 as of March 31 2014, and is adequate for our current level of operations through fiscal year 2015, and for the achievement of certain of our product development milestones.  Our plan is to utilize the cash on hand to complete the submission for ethics approval for clinical testing, file our algorithm patent in all major global territories, and submit our first CE approval (with literature based clinical evaluation), which we expect to be completed by the end of our third fiscal quarter of 2015.  We plan to commence clinical studies in October 2014, our third fiscal quarter of 2015, and to scale up manufacturing in January 2015 our fourth fiscal quarter of 2015.”

Corporate History Overview

4.

Please reconcile the disclosure in the second paragraph of this section that you own 100% of the stock in Trial Clinic Limited with your disclosure in the third bullet point in the section entitled “Affiliated Company Relationships” that Trial Clinic Limited is an independent company.

Our disclosure has been amended to read as follows:

“TCL is 100% owned by DDHL however TCL does not have a common shareholder base with Nemaura Pharma Limited.”

5.

Please expand the disclosure in the eighth and ninth paragraphs of this section to disclose the duration and termination provisions of the agreements.

We made, or clarified, disclosure with respect to the duration of the agreements.  In addition, we provided details on the termination provision in the disclosure.

Government Regulations

6.

We note your response to prior comment 12. However, your disclosure in the last sentence of this section that you are not seeking to market the CGM watch in the United States appears to be inconsistent with the information in the Frequent Questions section on your website about launching your product in the United States. Please advise or revise.

The website content has been revised to be consistent with disclosure in the registration statement.

Liquidity and Capital Resources

7.

We note your revision to your liquidity discussion in response to prior comment 16. Given the information provided on page 5 in your product development timeline table, please further revise your disclosure to summarize and quantify your cash requirements. For example, based on your product development time lines, it appears that just your cash requirements through December 2014 would exceed $4 million.

The following has been added to the disclosure for more concise language.

“Our cash position was $1,873,141 as of March 31 2014, and is adequate for our current level of operations through fiscal year 2015, and for the achievement of certain of our product development milestones.  Our plan is to utilize the cash on hand to complete the submission for ethics approval for clinical testing, file our algorithm patent in all major global territories, and submit our first CE approval (with literature based clinical evaluation), which we expect to be completed by the end of our third fiscal quarter of 2015.  We plan to commence clinical studies in October 2014, our third fiscal quarter of 2015, and to scale up manufacturing in January 2015 our fourth fiscal quarter of 2015.

While our current cash level is sufficient for the commencement of the clinical studies and the initial scale up of our manufacturing, the completion of those milestones by the stated product development target dates as enumerated in the table on page 6, is contingent upon our ability to raise additional funds.  This may include a combination of debt, equity and licensing fees.  If we are not successful in raising the funds needed in the specified timelines, the target dates for the achievement of the milestones will be extended.”

8.

Please revise your new disclosure in this section to explain what you mean by “Several existing shareholders are positioned to be able to meet any shortfalls.”

The following sentence in our disclosure has been deleted.

“Several existing shareholders are positioned to be able to meet any interim shortfalls without jeopardizing continuity of operations, and the terms of such arrangement will be determined on a case-by-case basis.”

Directors, Executive Officers, Promoters and Control Persons

9.

We note your response to the penultimate sentence of prior comment 17. Please tell us whether you have considered whether there are any other material conflicts between management, such as management may attempt to raise funds for your business and Pharma’s business at the same time.

The following has been added to our disclosure to clarify the possible material conflict of raising capital on behalf of both companies.

“Although a conflict could arise if management were to attempt to raise funds for Nemaura Medical’s Diagnostic Operations in addition to raising funds for Nemaura Pharma’s drug delivery operations simultaneously, we believe the likelihood of any such conflict actually occurring is minimal.  Nemaura Pharma is actively seeking new members to serve on the management team, who are not affiliated with Nemaura Medical, and such new management team will be in place soon.  At this time Nemaura Pharma is not seeking funding, so the occurrence of any potential conflict is limited.”

Exhibits and Financial Statement Schedules

10.

We note that you have filed a request for confidential treatment for portions of several agreements filed as exhibits to your amended registration statement. We will provide comments on your request separately.

We acknowledge that any comments on the confidential treatment request will be provided separately.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me at (44) 1509 222910 should you have any questions.

Sincerely,

/s/ Dr. Dewan Fazlul Hoque Chowdhury

Dr. Dewan Fazlul Hoque Chowdhury

President and Chairman of the Board

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